July 25, 2024

Qiaoling Lu
Chief Executive Officer
Sentage Holdings Inc.
501, Platinum Tower 233 Taicang Road
HuangPu, Shanghai City
People   s Republic of China

       Re: Sentage Holdings Inc.
           Registration Statement on Form F-3
           Filed July 19, 2024
           File No. 333-280920
Dear Qiaoling Lu:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Ying Li